Mail Stop 3561

October 12, 2006

By Facsimile and U.S. Mail

Cheryl L. Clary
Chief Financial Officer
Southwest Water Company
One Wilshire Building
624 South Grand Avenue
Suite 2900
Los Angeles, CA 90017-3782

> **Re:** **Southwest Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 0-08176**

Dear Ms. Clary:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23</u>

<u>Results of Operations, page 25</u>

1.   Please explain your disclosures stating (a) the Service Group had a $15.7 million
        increase in revenue for services performed for the Utility Group and (b) the
        Service Group recognizes profit margin on sales to regulated affiliates and "all
        revenues in excess of profits are eliminated upon consolidation." We refer you to
        page F-29. We are aware that SFAS No. 71 permits profit on sales to regulated
        affiliates in general purpose financial statements if it meets certain criteria,
        however; the disclosure of your revenue recognition between affiliates is unclear.
        Please tell us how the Service and Utility Groups each recognize revenue and
        expense for services sold by a non-regulated affiliate to a regulated affiliate and
        then ultimately sold to an end user customer. Tell us if any intracompany revenue
        and expense is eliminated upon consolidation and the reasons why or why not.
        Please be detailed in your response and include the authoritative GAAP that
        supports your accounting policy.

<u>Contractual Obligations, page 33</u>

2.   We note your footnote disclosure relating to interest rates on long-term debt. In
        future filings please revise your table or accompanying disclosure in notes (3)
        through (7) to include the cash paid for annual interest expense for each fixed rate
        instrument and estimates for variable rate and weighted average interest rate
        instruments. In your response please show us what your revised disclosure will
        look like.

<u>Item 15. Exhibits and Financial Statement Schedules, page 43</u>

<u>(B) Exhibit Listings</u>

3.   Please advise or revise your future filings to include a statement, calculating in
        reasonable detail, the ratio of earnings to fixed charges, as applicable. We note
        your disclosure in Item 6. See Item 503(d) of Regulation S-K.

<u>Exhibits 31.1 and 31.2</u>

4.   In future filings please exclude all titles and list only the individual names of the
        certifying officers in your introductory paragraphs. The wording in each
        certification should be in the exact format provided by Item 601(b)(31) of
        Regulation S-K. Please confirm for us, if true, the certifications of your officers

dated March 16, 2006, May 10, 2006 and August 9, 2006 are not limited in their individual capacities by the inclusion of their professional titles.

Notes to Consolidated Financial Statements, page F-8

Note 4. Property, Plant and Equipment, page F-18

5.   We note you disclose that you do not have significant operating or financial influence over your investments in two mutual water companies and that you possess 32 % of outstanding stock in one investee. More often than not it is presumed that significant influence exists if an investor has 20% or more of the voting interests in an investee. Please tell us why it is not appropriate to apply the equity method to the investee(s) whose voting interest owned by you exceeds 20%. Please be specific in your response and include your basis in GAAP for applying the cost method.

Note 9. Stockholders' Equity, page F-26

6.   We note the recent sale of unregistered securities to Windmere Utility Company and three existing stock based compensation plans. Please advise or revise Item 5 in your future filings to disclose, in tabular format, the required equity compensation plan information and all sales of unregistered securities in the last three years. See Items 201(d) and 701 of Regulation S-K.

Note 10. Commitments and Contingencies, page F-27

Commitments Under Long-Term Service Contracts, page F-28

7.   Please advise or revise your disclosure in future filings to include the maximum potential amount of future payments you could be required to make under the guarantee for the CVWD service contract and the nature of any recourse provisions allowing you to recover amounts paid under the guarantee. See paragraph 13.b. and d. of FIN 45. In your response please show us what your revised disclosure will look like.

Note 14. Segment Information, page F-35

8.   We note you disclose a $15.7 million increase in intersegment revenue between the 2005 and 2004. We refer you to page 25. Please advise or revise your disclosure in future filings to present intersegment revenues between the Service and Utility Groups for each period presented. See paragraph 33.b. of SFAS No. 131.

As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief